UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month December 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

(Translation of registrant’s name into English)

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Private Placement

On December 4, 2025, Golden Heaven Group Holding Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a private placement offering (the “Private Placement”) of 15,000,000 Class A ordinary shares of par value $1.875 per share (the “Class A Ordinary Shares”) at the subscription price of US$2.50 per Class A Ordinary Share and warrants to purchase up to an aggregate of 30,000,000 Class A Ordinary Shares (the “Warrants”).

The Warrants have an exercise price of $4.0 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after December 4, 2025 and will expire five (5) years after that date.

The Private Placement is expected to close in December 2025, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes.

The foregoing description of the Securities Purchase Agreement and the Warrant does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Securities Purchase Agreement and the form of Warrant which are filed as Exhibit 10.1 and Exhibit 10.2 hereto, respectively, and are incorporated herein by reference.

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement dated December 4, 2025 between Golden Heaven Group Holdings Ltd. and Purchasers
10.2	Form of Warrant dated December 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: December 9, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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